

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2022

Xiangying Meng
President and CEO
Clancy Corp
2nd Floor, BYD, No. 56, Dongsihuan South Road
Chaoyang District, Beijing, China 100023

     Re: Clancy Corp
        Form 10-K for the Fiscal Year Ended July 31, 2021
        File No. 333-213698

Dear Xiangying Meng:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Industrial Applications and
                  Services

cc: Daniel Luciano